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EMBARGOED FOR RELEASE UNTIL
TUESDAY, June 14, 2005, At 10:00 A.M., PDT

Abstracts 355-OR, 356-OR

DATA PRESENTED AT AMERICAN DIABETES ASSOCIATION SCIENTIFIC SESSIONS
SUPPORT EXUBERA® EFFICACY AND SAFETY PROFILE IN TYPE 1 AND TYPE 2 DIABETES

San Diego, CA, June 14, 2005 – Results from three two-year studies presented at the 65th Annual Scientific Sessions of the American Diabetes Association showed that Exubera®(human insulin powder), an inhalable, short-acting, dry powder insulin, provided effective, sustained glycemic control and was well tolerated over two years in adults with type 2 diabetes. A fourth study showed that three months of Exubera therapy was well tolerated and as effective as subcutaneous (injectable) short-acting insulin in achieving tight glycemic control in adults with type 1 diabetes.

A pooled analysis of two Phase 3 studies involving 304 adults with type 2 diabetes showed that people who added Exubera to their treatment regimen maintained glycemic control for the two- year period and experienced no clinically important effects on pulmonary function compared to patients treated with oral agents alone. An additional analysis from a third study of 384 adults treated with Exubera during a two-year open-label extension further supported these findings.

“These studies showed that Exubera provided effective glycemic control and was well tolerated in adults with type 2 diabetes,” said Dr. William Cefalu, lead study investigator and professor and chief of the division of nutrition and chronic diseases at Pennington Biomedical Research Center, Louisiana State University System. “Innovative new therapies are needed to encourage earlier use and acceptance of insulin, and these results suggest that Exubera may be a promising treatment option for people with diabetes.”

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A separate study involving 226 adults with type 1 diabetes showed that Exubera was well tolerated and as effective as subcutaneous (injectable), short-acting insulin in achieving tight glycemic control. Those who received Exubera for three months demonstrated improved glycemic control from baseline and experienced no clinically important effects on pulmonary function compared to adults treated with subcutaneous (injectable) insulin alone.

Baseline glycemic control was 7.5 percent. At week 12, patients treated with Exubera achieved a glucose level of 7.1 percent, compared with 7.0 percent for patients receiving subcutaneous (injectable) insulin.

The most common adverse events reported in the trials were hypoglycemia and cough. In two of the three studies in people with type 2 diabetes, hypoglycemia associated with inhaled insulin therapy was comparable to treatment with non-inhaled antidiabetic agents. Hypoglycemia rates were higher in the third study in people with type 2 diabetes, but in the setting of better glycemic control. In the fourth study in people with type 1 diabetes, hypoglycemia rates were comparable between the group receiving inhaled insulin and subcutaneous (injectable) insulin and the group receiving subcutaneous (injectable) insulin alone. Cough was generally mild and did not lead to discontinuation.

The product of a joint-development program between the sanofi-aventis Group and Pfizer, Exubera is a mealtime insulin that is inhaled through the mouth into the lungs prior to eating, using a proprietary inhalation device developed by Nektar Therapeutics. Exubera has been submitted for approval in the United States and the European Union for the treatment of both type 1 and type 2 diabetes in adults. Pending approval, Exubera would represent the latest innovation in insulin delivery and would be the first non-injectable option available in the United States and Europe since the discovery of insulin.

Pfizer Inc (NYSE: PFE) discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world's best known consumer products.

Sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

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